Exhibit 99.1

Intchains Group Limited Reports Second Quarter 2024 Unaudited Financial Results

SHANGHAI, China – August 15, 2024 – Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chip products for blockchain applications and a corporate holder of cryptocurrencies based on Ethereum, or ETH, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Operating and Financial Highlights

•

Sales volume of ASIC chips was 274,019 units for the second quarter of 2024, compared to 371,423 units for the same period of 2023, representing a decrease of 26.2%. ASIC chip sales for the second quarter of 2024 consisted of 100,082 units sold directly to customers and 173,937 units embedded in computing equipment for blockchain applications.

•	Revenue was RMB123.0 million (US$16.9 million) for the second quarter of 2024, representing an increase of 785.1% from RMB13.9 million for the same period of 2023.

•	Net income was RMB50.4 million (US$6.9 million) for the second quarter of 2024, compared to net loss of RMB20.5 million for the same period of 2023.

•

As of June 30, 2024, the fair value of our cryptocurrency assets was RMB135.7 million (US$18.7 million), primarily comprised of approximately 2,417 ETH with a total fair value of RMB59.3 million (US$8.3 million), and approximately 10,422,648 Tether (USDT) and USD Coin (USDC) with a total fair value of RMB74.1 million (US$10.4 million).

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “In the second quarter of 2024, the WEB3 industry as a whole has continued to demonstrate robust year-over-year growth. Since March, we began mass production and sales of our newly introduced Goldshell-branded Box series computing equipment, designed for Kaspa, Alephium, Litecoin and Dogecoin cryptocurrency mining. These products, powered by our latest ASIC chips, have garnered substantial market recognition since their launch due to their robust technical specifications, including superior hashrates, and have contributed to our second quarter revenue of RMB123.0 million, representing an increase of 785.1% year-over-year. Looking ahead, Intchains remains focused to technological innovation, aiming to deliver higher-quality and more efficient solutions in the WEB3 industry.

Mr. Ding added, “Since implementing our cryptocurrency acquisition strategy last quarter, we have continued to increase our ETH holdings, optimizing our asset allocation. We believe that this strategy, along with our cutting-edge technology and advanced go-to-market capabilities, will significantly enhance the resilience and profitability of our business model, positioning us strongly to capitalize on long-term opportunities in the WEB3 market.”

Second Quarter 2024 Financial Results

Revenue

Revenue was RMB123.0 million (US$16.9 million) for the second quarter of 2024, representing an increase of 785.1% from RMB13.9 million for the same period of 2023. The substantial growth was primarily driven by a significant increase in the average selling price of our ASIC chip products, which was attributable to the sales of our latest ASIC chip products, which commanded higher average selling prices compared to the older ASIC chip products.

Cost of Revenue

Cost of revenue was RMB40.9 million (US$5.6 million) for the second quarter of 2024, representing an increase of 33.2% from RMB30.7 million for the same period of 2023. The increase was primarily caused by the impact of inventory write-down, prepayment write-down and provision for inventory purchase commitments, which amounted to RMB 30.3 million (US$4.2 million) for the second quarter of 2024, compared to RMB22.5 million for the same period of 2023. The percentage increase in cost of revenue was substantially lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for our latest ASIC chip products.

Operating Expenses

Total operating expenses were RMB24.3 million (US$3.3 million) for the second quarter of 2024, representing an increase of 40.2% from RMB17.3 million for the same period of 2023. The increase was primarily due to an increase in research and development expenses, sales and marketing expenses, and general and administrative expenses.

•

Research and development expenses increased by 47.6% to RMB13.2 million (US$1.8 million) for the second quarter of 2024 from RMB9.0 million for the same period of 2023, primarily due to the increased share-based incentive expenses, labor costs and expenses related to our research and development projects.

•

Sales and marketing expenses increased by 48.5% to RMB1.9 million (US$0.3 million) for the second quarter of 2024 from RMB1.3 million for the same period of 2023, mainly driven by the increased business promotion expenses, increased share-based incentive expenses and labor costs.

•

General and administrative expenses increased by 25.5% to RMB8.9 million (US$1.2 million) for the second quarter of 2024 from RMB7.1 million for the same period of 2023, mainly driven by the increased taxes surcharges, as well as the increased share-based incentive expenses and labor costs.

•	Loss on fair value of cryptocurrency, net, for the second quarter of 2024 was RMB0.3 million (US$0.04 million), compared to nil in the same period of 2023.

Interest Income

Interest income decreased by 5.6% to RMB4.1 million (US$0.6 million) for the second quarter of 2024 from RMB4.4 million for the same period of 2023.

Other Income, Net

Other income, net, decreased to RMB0.1 million (US$0.02 million) for the second quarter of 2024 from RMB0.3 million for the same period of 2023, mainly due to the decrease of government grants, which was partially offset by the change in the fair value of short-term investments.

Net Income/(Loss)

As a result of the foregoing, we recorded a net income of RMB50.4 million (US$6.9 million) for the second quarter of 2024, compared to a net loss of RMB20.5 million for the same period of 2023.

Basic and Diluted Net Earnings/(Loss) Per Ordinary Share

Basic and diluted net earnings per ordinary share were RMB0.42 (US$0.06) for the second quarter of 2024, compared to basic and diluted net loss per ordinary share of RMB0.17 for the same period of 2023. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Developments

Overseas Expansion

We have historically generated all of our revenue from sales in the PRC. However, with the continued implementation of our overseas development strategy and the official launch of our Goldshell-branded computing equipment for blockchain applications targeted at overseas markets at the beginning of March 2024, we started generating revenue from customers in overseas countries and regions, primarily in Hong Kong and the United States. For the second quarter of 2024, our overseas revenue accounted for 71.7% of our total revenue. For our overseas sales, we accept cryptocurrencies as a form of payment for our products, subject to applicable local laws and regulations. We may or may not liquidate such cryptocurrencies upon receipt.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 9:00 P.M. U.S. Eastern Time on August 15, 2024 (9:00 A.M. Beijing Time on August 16, 2024). Details for the conference call are as follows:

Event Title:	Intchains Group Limited Second Quarter 2024 Earnings Conference Call
Date:	August 15, 2024
Time:	9:00 P.M. U.S. Eastern Time
Registration Link:	https://register.vevent.com/register/BI867e1497d39c4c20aecc6767dc702afb

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance computing ASIC chip products for blockchain applications and a corporate holder of cryptocurrencies based on ETH. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, the two major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance computing ASIC chips with high computing power and superior power efficiency, computing equipment incorporating its ASIC chips, and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” to develop a wide range of ASIC chips with high efficiency and scalability. To support its WEB3 industry development initiatives, the Company acquires and holds ETH-based cryptocurrencies as its long-term asset reserve using liquid assets that exceed its working capital requirements. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2672 on the last trading day of the second quarter of 2024 (June 28, 2024). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	694,750	645,064	88,764
Inventories, net	41,767	40,526	5,576
Prepayments and other current assets, net	47,403	59,625	8,205
Short-term investments	13,596	16,554	2,278

Total current assets	797,516	761,769	104,823

Non-current Assets:
Cryptocurrency	645	135,668	18,668
Property, equipment, and software, net	49,184	48,563	6,682
Intangible assets, net	3,425	3,767	518
Right-of-use assets	1,735	1,253	172
Deferred tax assets	12,899	21,049	2,896
Prepayments on long-term assets	113,425	112,856	15,530
Other non-current assets	421	740	102

Total non-current assets	181,734	323,896	44,568

Total assets	979,250	1,085,665	149,391

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	195	4,170	574
Contract liabilities	9,828	61,038	8,399
Income tax payable	1,634	9,225	1,269
Lease liabilities	1,103	1,511	208
Provision for warranty	40	128	18
Accrued liabilities and other current liabilities	15,364	19,817	2,727

Total current liabilities	28,164	95,889	13,195

Non-current Liabilities:
Deferred tax liabilities	—	45	6
Lease liabilities	761	—	—

Total non-current liabilities	761	45	6

Total liabilities	28,925	95,934	13,201

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 120,023,092 shares issued, 119,876,032 and 119,957,044 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	186,262	189,997	26,144
Statutory reserve	48,265	50,923	7,007
Accumulated other comprehensive income	1,838	1,617	222
Retained earnings	713,960	747,194	102,817

Total equity	950,325	989,731	136,190

Total liabilities and shareholders’ equity	979,250	1,085,665	149,391

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended June 30,
	2023	2024
	RMB	RMB	US$
Products revenue	13,899	123,014	16,927
Cost of revenue	(30,717)	(40,930)	(5,632)

Gross profit/(loss)	(16,818)	82,084	11,295
Operating expenses:
Research and development expenses	(8,977)	(13,247)	(1,823)
Sales and marketing expenses	(1,274)	(1,892)	(260)
General and administrative expenses	(7,055)	(8,857)	(1,219)
Loss on fair value of cryptocurrency, net	—	(259)	(36)

Total operating expenses	(17,306)	(24,255)	(3,338)

Income/(loss) from operations	(34,124)	57,829	7,957
Interest income	4,391	4,145	570
Foreign exchange gains, net	989	673	93
Other income, net	283	125	17

Income/(loss) before income tax expenses	(28,461)	62,772	8,637
Income tax (expense)/benefit	7,948	(12,417)	(1,709)

Net Income/(loss)	(20,513)	50,355	6,928

Foreign currency translation adjustment, net of nil tax	3,170	(329)	(45)

Total comprehensive income/(loss)	(17,343)	50,026	6,883

Weighted average number of shares used in per share calculation
— Basic	119,876,032	119,915,507	119,915,507
— Diluted	119,877,800	120,014,635	120,014,635
Net earnings/(loss) per share
— Basic	(0.17)	0.42	0.06
— Diluted	(0.17)	0.42	0.06

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter	Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency	Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)	Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)	Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)	Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit	USD	USD	USD	USD	USD	USD	USD	USD
June 30, 2024	ETH	1,937	6,179,744	3,190	2,814	5,450,718	3,974	7,697,638	3,394	6,574,178
	ETH-Coinbase Staked	480	1,301,108	2,711	2,954	1,417,920	4,243	2,036,640	3,645	1,749,600
	Bitcoin	3.95	265,883	67,312	56,500	223,175	72,777	287,469	61,613	243,371
	USDT&USDC	10,422,648	10,423,276	1	1	10,386,315	1	10,458,980	1	10,404,063
	Others	Multiple *	107,484	Multiple *	Multiple *	54,226	Multiple *	122,435	Multiple *	64,202

	Total		18,277,495			17,532,354		20,603,162		19,035,414

March 31, 2024	ETH	346	999,180	2,888	2,100	726,600	4,094	1,416,524	3,618	1,251,828
	ETH-Coinbase Staked	479	1,297,687	2,709	2,236	1,071,044	4,341	2,079,339	3,842	1,840,318
	Bitcoin	0.67	44,995	67,157	38,501	25,796	73,836	49,470	70,407	47,173
	USDT&USDC	99,583	99,583	1	1	99,583	1	99,583	1	99,583
	Others	Multiple *	81,571	Multiple *	Multiple *	67,814	Multiple *	124,481	Multiple *	91,346

	Total		2,523,016			1,990,837		3,769,397		3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.